June 12, 2006
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Barbara C. Jacobs
Assistant Director

Re:	Synchronoss Technologies, Inc. Amendment No. 4 to Registration Statement on Form S-1 filed June 12, 2006 File No. 333-132080
Dear Ms. Jacobs:
     Synchronoss Technologies, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years.
     On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated June 9, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, the Company has repeated and numbered the comments from the June 9, 2006 letter in italicized print, and the Company’s responses are provided below each comment.
Amendment No. 3 to Registration Statement on Form S-1
Management’s Discussion and Analysis
Review by Securities and Exchange Commission, page 40
1.	Please note our telephone conference with counsel on June 5, 2006 regarding your revised disclosure here. Please revise to remove any implication that the company is not responsible for the disclosure in this registration statement.
GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
610 LINCOLN STREET, WALTHAM, MA 02451 / PHONE: 781.890.8800 / FAX: 781.622.1622
MENLO PARK / BOSTON / NEW YORK / SAN DIEGO

June 12, 2006
     RESPONSE TO COMMENT 1:
     The Company has revised the Registration Statement in response to the Staff’s comment.
Option Grants in Last Fiscal Year, page 72
2.	We note your response to comment 15 of our letter dated May 23, 2006 and reissue our comment. Please specify in your disclosure here how you valued the options disclosed pursuant to Item 402(c) of Regulation S-K. As you have no existing trading market for your shares, please either use the midpoint of your offering price range or discuss in a comprehensive footnote to your tabular disclosure the valuation method and assumptions used in determining the fair market value of the options in accordance with Instruction 9 to that Item 402(c). For additional guidance, please see Instruction 7 to Item 402(c). Please also see Release No. 34-32723 and Interpretation J.17 of our July 1997 Manual of Publicly Available Telephone Interpretations.
     RESPONSE TO COMMENT 2:
     The Company has revised the Registration Statement in response to the Staff’s comment.
Principal and Selling Stockholder, page 80
3.	Please update your information in this section to a more recent practicable date. Please see Items 403 and 507 of Regulation S-K.
     RESPONSE TO COMMENT 3:
     The Company has revised the Registration Statement in response to the Staff’s comment.
4.	We reissue comment 16 of our letter, dated May 23, 2006. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities held or offered for resale by your stockholders that are entities. We note that such disclosure has not been afforded for Bloody Forland, LP, The Narotam S. Grewal Trust, K Rosey Limited Family Partnership and The John J. Rogers, Jr. Revocable Trust of 1999.
     RESPONSE TO COMMENT 4:
     The Company has revised the Registration Statement in response to the Staff’s comment.
5.	We note footnote 18 that certain selling stockholders did not acquire the securities to be resold in the ordinary course of business. Please disclose whether the selling stockholders also acquired their shares in the ordinary course of business. Please note that such selling stockholders must have purchased their shares in the ordinary course of business and not have entered into any agreements or understandings, directly or

June 12, 2006
indirectly, with any person to distribute the shares at the time of their purchase in order for such selling stockholders to not be deemed underwriters in the offering.
     RESPONSE TO COMMENT 5:
     Upon further examination, the Company has determined that the selling stockholders referenced in footnote 18 on page 80 of the Registration Statement are not affiliates of registered broker-dealers. Accordingly, the Company has revised the Registration Statement to remove the previous disclosure that Paul McCauley, Gary L. McGuirk and John M. Pratt are affiliates of a registered broker-dealer. In connection with the revision, the Company has aggregated Messrs. McCauley, McGuirk and Pratt with "Other Selling Stockholders" pursuant to Interpretation I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations.
Financial Statements
Statement of Operations, page F-4
6.	Your response to comment 17 of our letter dated May 23, 2006 indicates that the corrections to the weighted average common shares and earnings per share did not materially impact your financial statements. Given the amounts of the changes involved, and the significance of the measures affected, we do not concur with your conclusion regarding the materiality of these changes. In view of this, revise your financial statements to provide the disclosure required by SFAS 154, paragraph 26. Further, request that your independent registered public accounting firm consider the impact of these changes on their audit report.
     RESPONSE TO COMMENT 6:
     The Company has revised the Registration Statement in response to the Staff’s comment. Please note that we do not plan to repeat these disclosures in subsequent filings.
Note 2. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-13
7.	We note your response to comment 18 of our letter dated May 23, 2006. It is unclear to us why you are using your historical volatility in the calculation of your expected volatility. Please explain to us why you believe it is appropriate to calculate your volatility in this manner. As part of your response, please tell us the weighting used in your calculation. Also, please tell us which companies you included in your peer group.
     RESPONSE TO COMMENT 7:
     The Company evaluated the volatility of its own stock based upon the historical valuation of all options granted since inception. Although the Company was not a public company during this time period, the Company felt that it was appropriate to consider its historic volatility as a partial indicator of its expected volatility. Accordingly, in determining expected volatility, the Company reviewed the increases in the values of its common stock that were used for purposes of calculating its stock compensation charges. However, since the Company did not have many

June 12, 2006
data points with which to calculate historical volatility, the Company assigned a very small weight to its historical calculation when determining its expected volatility.
     The peer group companies, including the Company and its associated weight assignment in the calculation of volatility, are as follows:

Name of Company	Weight	Historical Volatility
a. Synchronoss	5%	Volatility 83.8%
b. Neustar, Inc. (NSR)	25%	Volatility 30.8%
c. Unica Corp. (UBCA)	22%	Volatility 42.0%
d. Vocus, Inc. (VOCS)	25%	Volatility 55.9%
e. Comverse Technology, Inc. (CMVT)	23%	Volatility 29.0%
     The weighted average result of the calculation above was a volatility of 42%, which the Company used when determining the fair value for its stock-based awards. If the Company had not considered its own historical volatility and used only the volatility of the peer groups noted above, the resulting volatility would have been 40% and such a volatility rate would not have had a material impact on the Company’s fair value calculation.
     The Company believed that it was more appropriate to base its estimate of expected volatility on the volatility data of individual companies rather than the volatility of an index. As such, it selected certain peer companies that were comparable to the Company, as discussed in the Company’s response to Comment 18 of the Staff’s letter dated May 23, 2006.
     The peer group companies listed above were chosen for the following reasons:

•	Neustar and Comverse: These are two companies offering similar services and serving similar markets as the Company. Both companies offer products and serve customer constituencies that are similar to the Company.

•	Vocus and Unica: These two companies recently completed IPOs within the past 12 months. Although they are not in the same industry as the Company, they offer software as a service to the markets they serve. Also, their market capitalization and deal size are more comparable to the Company than Neustar or Comverse.

     The peer group companies were assigned a similar weight to historical volatility in the calculation of expected volatility. There are slight variations in the volatility weight assignments of Neustar and Vocus for the following reasons: Neustar is the company most similar to the Company in terms of product offerings and customer base, and Vocus is more similar to the Company because of its recent IPO, deal size and its offering of software as a service. Vocus was also weighted more heavily because it had the highest volatility, and we believe that there will be an element of volatility to our stock until our stock is traded for a period of time.

June 12, 2006
Item 16. Exhibits and Financial Statement Schedules
8.	We note your response to comment 21 of our letter dated May 23, 2006. The supplemental materials supplied to us in responding to our comments in our letter dated March 27, 2006, however, do not appear to include the press releases and news articles you refer to in your response. Instead, the materials do include the source reports from which you obtained the information for your disclosure and to which you have indicated are available in some instances only at considerable cost. Accordingly, please specifically detail for us where such information is freely accessible to the public on the Internet as you indicate is the case in your response, obtain the necessary consents of the third parties for the use of their information in your prospectus or otherwise adopt the statements as your own.
     RESPONSE TO COMMENT 8:
     The supplemental materials that the Company used to make certain statements made in the prospectus were supplied to the Staff in response to the Staff’s letter dated March 27, 2006. Certain of those supplemental materials previously provided to the Staff are also freely accessible to the public on the Internet as set forth below. To the extent that such materials are not freely accessible to the public on the Internet, the Company has removed such statements from the prospectus.
•	The press release referencing the TIA 2005 Telecommunications Market Review and Forecast, as referenced on pages 13 and 56 of the Registration Statement, can be found at http://www.tiaonline.org/business/media/press%5Freleases/legacy.cfm?parelease=05-05.

•	The Market Alert referencing In-Stat/MDR Market Research, as referenced on page 53 of the Registration Statement, can be found at http://www.instat.com/newmk.asp?ID=714.

•	The Company has removed the first reference on page 53 of the Registration Statement to the Yankee Group Research. The article referencing the Yankee Group Research, as referenced in the last sentence of the paragraph entitled Growth in Wireless Services on page 53 of the Registration Statement, can be found at http://www.3g.co.uk/PR/May2005/1417.htm.

•	The news article referencing the Gartner Market Analysis report, as referenced on page 53 of the Registration Statement, can be found at http://www.w2forum.com/i/Consumers___VoIP_Adoption_Still_Slow.

•	The press release referencing the International Data Corporation Market Analysis, as referenced on page 54 of the Registration Statement, can be found at http://www.idc.com/getdoc.jsp?containerId=prUS00106805.

June 12, 2006
•	An article referencing US eCommerce: 2005 to 2010, Forrester Research, as referenced on page 53 of the Registration Statement, can be found at http://www.hospitalitynet.org/news/4024623.search?query=grow+from+%24172+billion+in+ 2005+to+%24329+billion+in+2010. Please note that this article was not previously provided to the Staff. As the Staff noted, the primary source from Forrester Research was initially provided.

•	An article referencing TeleGeography’s VoIP Second Quarter Market Update, as referenced on page 56 of the Registration Statement, can be found at http://telephonyonline.com/mag/telecom_intelligence_broadband_economy86/. Please note that this article was not previously provided to the Staff. As the Staff noted, the primary source from Forrester Research was initially provided.
Very truly yours,

Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP